1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 9, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON THE IMPLEMENTATION OF
THE 2008 INTERIM DIVIDEND DISTRIBUTION

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and the board of directors of the Company (the "Board") jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept the responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

IMPORTANT NOTICE:

The cash dividend per share before tax is RMB0.052

The cash dividend per share after tax is RMB0.0468

Record date: 16 December 2008

Ex-dividend date: 17 December 2008

Cash dividend payment date: 24 December 2008

The 2008 Interim Dividend Distribution Plan of Aluminum Corporation of China Limited has been considered and passed at the second extraordinary general meeting of the Company for 2008 (the "2008 Second EGM") held on 28 October 2008. The announcement in respect of the resolutions passed at the 2008 Second EGM was published on 29 October 2008 in China Securities Journal, Securities Times, and the website of the Shanghai Stock Exchange (www.sse.com.cn). Details relating to the implementation of dividend distribution are as follows:

I.	DIVIDEND DISTRIBUTION PLAN

As approved at the 2008 Second EGM, an interim cash dividend of RMB0.052 per share (tax inclusive) will be distributed to all shareholders of the Company on the basis of 13,524,487,892 shares of the Company in issue as at 30 September 2008. In respect of the dividends for the foreign invested shares and their payments, please refer to the announcement of the Company dated 28 October 2008 in relation to the resolutions passed at the 2008 Second EGM and dividend distribution for H Shares.

II.	RECORD DATE, EX-DIVIDEND DATE AND CASH DIVIDEND PAYMENT DATE

1.	Record date: 16 December 2008

2.	Ex-dividend date: 17 December 2008

3.	Cash dividend payment date: 24 December 2008

III.	PERSONS ENTITLED TO THE DIVIDEND DISTRIBUTION

All holders of A Shares of the Company who are registered in the register of members of the Company maintained by China Securities Registration and Clearing Corporation Limited, Shanghai Branch, on 16 December 2008 after the close of trading hours of the Shanghai Stock Exchange.

IV.	METHOD OF DIVIDEND DISTRIBUTION

1.

Dividends for individual holders of A Shares of the Company not subject to trading moratorium will be paid by the Company after withholding of the individual income tax for the relevant dividends, with an effective distribution of RMB0.0468 per share.

2.

As for the Qualified Foreign Institutional Investors (QFII) holding A Shares of the Company not subject to trading moratorium, dividends will be paid by the Company after withholding the corporate income tax for the relevant cash dividends based on an applicable tax rate of 10% in accordance with the Enterprise Income Tax Law of the People's Republic of China ("Enterprise Income Tax Law") and its implementation provisions, with an effective distribution of RMB0.0468 per share. If such shareholders submit to the Company a legal opinion (stamped with the seal of the applicable law firm) issued by a domestic lawyer that such shareholders are recognized as resident enterprises within 10 days after publication of this announcement, the Company will not withhold the 10% enterprise income tax for such shareholders, and will distribute cash dividends at RMB0.052 per share to these shareholders. If such shareholders fail to submit to the Company the legal opinion within the specified period, the Company will withhold the enterprise income tax at a tax rate of 10%. The Company will have no liability in respect of any claims arising from any untimely or inaccurate determination of the status of such shareholders or any disputes over the mechanism of withholding tax.

3.

As for other non-resident enterprise shareholders (with the same meanings as defined in the applicable Enterprise Income Tax Law) (other than QFII) holding A Shares of the Company not subject to trading moratorium, the Company will not withhold corporate income tax for them. It is recommended that such shareholders refer to Rule 39 of the Enterprise Income Tax Law, which provides that taxpayers shall pay income tax at the place where the income is derived.

4.

As for resident enterprise shareholders (with the same meanings as defined in the applicable Enterprise Income Tax Law) (including institutional investors) holding A Shares of the Company not subject to trading moratorium and the holders of A Shares of the Company subject to trading moratorium, the Company will not withhold income tax for such shareholders and cash dividends will be paid based on an actual distribution at RMB0.052 per share.

5.

Dividends for the holders of A Shares of the Company not subject to trading moratorium will be entrusted to China Securities Registration and Clearing Corporation Limited, Shanghai Branch for distribution through its cash settlement system to the holders of A Shares of the Company who are registered in the register of members of the Company at the record date and have completed the designated transactions with the members of the Shanghai Stock Exchange. Investors who have completed all the designated transactions are entitled to receive the cash dividends from the designated securities brokers on the cash dividend payment date. The dividends for the holders of A Shares of the Company who have not completed the designated transactions will be placed in the temporary custody of China Securities Registration and Clearing Corporation Limited, Shanghai Branch, pending distribution after completion of the designated transactions.

6.	Cash dividends for the holders of A Shares subject to trading moratorium will be paid directly by the Company.

V.	CONTACT METHODS FOR ENQUIRIES

Address: Office of the Secretary to the Board

Telephone: (010) 8229 8150, 8229 8156, 8229 8157

Fax: (010) 8229 8158

VI.	DOCUMENTS AVAILABLE FOR INSPECTION

1.	Resolutions passed at the 2008 Second EGM

2.	2008 Interim Report of the Company

The Board of Directors
Aluminum Corporation of China Limited*
9 December 2008

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 December 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary